Filed by Canadian Superior Energy Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  Canada Southern Petroleum Ltd.

Commission File No.: 001-03793

FOR: CANADIAN SUPERIOR ENERGY INC.

TSX SYMBOL: SNG
AMEX SYMBOL: SNG

Canadian Superior Energy Inc. Announces Intention to Acquire Canada Southern Petroleum Ltd.

JUN 5, 2006 - 08:24 ET

CALGARY, ALBERTA—(CCNMatthews - June 5, 2006) - Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG) (AMEX:SNG) of Calgary, Alberta, Canada announced today it intends to make an offer for all outstanding shares of Canada Southern Petroleum Ltd. (NASDAQ: CSPLF/TSX:CSW) on the basis of 2.75 shares of Canadian Superior and Cdn $2.50 cash for each outstanding share of Canada Southern Petroleum Ltd. (“Canada Southern”). Canadian Superior values its offer at approximately Cdn $9.35 per Canada Southern share compared to the approximate Cdn $8.25 cash offer per Canada Southern share made recently by Petro-Canada.

Canada Southern is a Calgary-based oil and gas company with 1,100 boes/day of natural gas production in Northeastern British Columbia, the Yukon and landholdings in Northern Canada.

Canadian Superior holds a large strategic land position in Trinidad and Tobago where some of the most prolific natural gas wells in the world are located in proximity to Canadian Superior’s acreage. Canadian Superior will be commencing the drilling of 2 back-to-back wells on its “Intrepid” Block 5(c) in Q4 of this year. Wells offsetting Canadian Superior’s “Intrepid” Block 5(c) are currently producing over 400 mmcf/day and British Petroleum (“BP”) has just recently started producing 800 mmcf/day of natural gas in the area from 4 wells. 15 of BP’s top 25 producing wells in the world are producing in the area of Canadian Superior acreage. Petro-Canada and several other multi-national oil and gas companies including Petro-Canada, Total, British Gas, Husky Energy Inc. and Apache have expressed interest in participating in the drilling of Canadian Superior “Intrepid” offshore Trinidad block, however Canadian Superior and its financial partner Challenger Energy Corp. (stock symbol “CHA”) on the Toronto Venture Exchange (“TSXV”) have elected to drill this prospect solely on their own.

Furthermore, Canadian Superior has 1,293,946 net acres of land holdings offshore Nova Scotia, Canada where it is the largest public company holder of exploration land with six 100% owned exploration licenses.

In addition to its conventional oil and gas operations in Canada, Canadian Superior holds acreage in the heart of Alberta’s Coal Bed Methane (“CBM”) play where EnCana Corporation has been paying up to $2 million per section of CBM natural gas rights. Canadian Superior also has approximately 3,000 boes/day of conventional oil and gas production in the Drumheller area as well as CBM production in the area.

Canadian Superior’s Chairman and Chief Executive Officer Greg Noval said today, “I believe the Canadian Superior offer provides Canada Southern shareholders tremendous immediate opportunity through participation in the development of Canadian Superior’s Trinidad “Intrepid” Block 5(c) where Canadian Superior will be drilling later this year, and both Canada Southern and Canadian Superior shareholders will have long term upside through Canada Southern’s interests in Northern Canada.”

Canadian Superior’s offer for Canada Southern will be made through a wholly-owned subsidiary of Canadian Superior. Arrangements necessary to finance the offer have been made. The offer will not have a minimum tender condition and will otherwise be subject to conditions customary for transactions of this type including regulatory approval. The take-over bid materials are being prepared and will be mailed to Canada Southern shareholders on a timely basis.

Maison Placements Canada Inc. is acting as financial advisor to Canadian Superior on the transaction.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding Canada Southern Petroleum Ltd. common shares described in this announcement has not commenced. At the time the offer is commenced, Canadian Superior’s wholly owned subsidiary will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC). The tender offer statement (including an offer to purchase and circular, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Canada Southern Petroleum Ltd.’s security holders at no expense to them. In addition, all of those materials (and all other documents filed with the SEC) will be available at no charge on the SEC’s web site (www.sec.gov).

FOR FURTHER INFORMATION PLEASE CONTACT:

Canadian Superior Energy Inc.
Richard Watkins
Director of Canadian Superior
(403) 294-1411
(403) 216-2374 (FAX)
Website: www.cansup.com

or

Canadian Superior Energy Inc.
Suite 3300, 400 - 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2

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